FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                January 14, 2005


                               BRITISH ENERGY PLC
                               (Registrant's name)


                               3 Redwood Crescent
                                    Peel Park
                              East Kilbride G74 5PR
                                    Scotland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit     Description

No. 1       RNS Announcement, re: Restructuring Update dated 14 January 2005


NOT FOR DISTRIBUTION INTO AUSTRALIA, CANADA, GERMANY, ITALY, JAPAN AND THE UNITED STATES


14 January 2005

British Energy plc

Restructuring Update
Agreed Restructuring Effective

British Energy announces that today the Court approved the Creditors' Scheme and the Members' Scheme and, following satisfaction of all the other conditions, the Company is today proceeding to complete the Agreed Restructuring. This follows meetings of shareholders and creditors held on 22 December 2004, at which the requisite majorities of creditors and shareholders approved the Creditors and Members' Scheme.

A further announcement on the expected date of admission of the New Shares and Warrants of British Energy Group plc and New Bonds of British Energy Holdings plc to the Official List of the UKLA and to trading on the London Stock Exchange will be made later today.

Adrian Montague, Chairman of British Energy, said:

"Court approval has enabled us to implement the restructuring plan agreed two years ago. The support shown by all of our stakeholders, notably shareholders, creditors and the Government has allowed us to successfully complete one of the most complicated Restructurings in UK corporate history. I am also hugely grateful to our staff who have shown extraordinary determination to safeguard British Energy's future."

Mike Alexander, Chief Executive of British Energy, said:

"The restructuring has been successfully implemented but our job is far from over. The new management team has started to address the past under-investment and unacceptable output. We must put that right but it will not be easy and it will take time. British Energy's staff have made a massive effort to deliver the restructuring and are hugely enthusiastic about the new opportunity to develop the company again. Together, we are determined to focus all of our energies on making British Energy an efficient and competitive player in the UK electricity market."

This announcement is not an offer of securities for sale in the United States, and the New Shares and Warrants may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the Company and that will contain detailed information about the Company and management, as well as financial statements.


Contact:
Andrew Dowler                    020 7831 3113        (Media Enquiries)
John Searles                     01506 408 715        (Investor Relations)


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  January 14, 2005                   BRITISH ENERGY PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations